August 12, 2019

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Gregory Dundas, Esq., Attorney-Adviser

Re:	IMAC Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-232820

Ladies and Gentlemen:

On behalf of IMAC Holdings, Inc., a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), one complete copy of Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”), for the registration of the Company’s securities as set forth in the Registration Statement.

In response to staff’s comment (“Choice of Forum”), the Amendment reflects the incorporation by reference on page 40 of the current report on Form 8-K filed with the SEC on August 9, 2019 that included the Company’s Certificate of Correction of the Certificate of Incorporation (see Exhibit 3.4, page 43), which provided a federal jurisdiction carve-out for the Delaware exclusive forum provision. The language of the carve-out is set forth as the last sentence under “Choice of Forum” on page 37.

As we have previously discussed with the staff, the Company respectfully requests acceleration of effectiveness of the Registration Statement to 4:30 p.m., Eastern time, on Wednesday, August 14, 2019, or as soon thereafter as practicable.

A courtesy copy of this letter and the Amendment, marked to reflect changes, are being provided directly to the staff for its convenience (attention: Gregory Dundas, Esq.).

Should any member of the SEC’s staff have any questions concerning the Amendment or desire any further information or clarification in respect of the Amendment or the offering, please do not hesitate to contact Jeffrey S. Ervin, the Company’s Chief Executive Officer, at (844) 266-4622, or me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc: Mr. Jeffrey S. Ervin